Exhibit 99.1

ReneSola Power appoints Ramnath Iyer as a Director

Stamford, CT, April 21, 2022 – ReneSola Ltd (“ReneSola Power” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully integrated solar project developer, today announced that Ke Chen has stepped down as a director of the Company and that it has appointed Ramnath Iyer, Head of ESG Asia of Invartis Consulting, to its Board of Directors effective April 20, 2022. Ke Chen will remain serving in the capacity of Chief Financial Officer.

Mr. Iyer brings extensive capital markets experience from his prior roles as portfolio manager to multiple international asset management firms, and strategist role at investment banks. In addition, Mr. Iyer brings significant knowledge and expertise on sustainability, environmental, social, and governance (ESG) from his current role as the Head of ESG Asia at Invartis Consulting where he helps institutional investors and buyside funds integrate ESG and sustainability practices into their investing processes.

“We are pleased to welcome Ramnath as our fellow director”, Said Himanshu Shah. “His extensive experience in ESG complements our Board's efforts to strengthen our sustainability practices around environmental stewardship, social responsibility, and corporate governance. We look forward to his many contributions.”

About ReneSola Power

ReneSola Power (NYSE: SOL) is a leading global solar project developer and operator. The Company focuses on solar power project development, construction management and project financing services. With local professional teams in more than 10 countries around the world, the business is spread across number of regions where the solar power project markets are growing rapidly and can sustain that growth due to improved clarity around government policies. The Company's strategy is to pursue high-margin project development opportunities in these profitable and growing markets; specifically, in the U.S. and Europe, where the Company has a market-leading position in several geographies, including Poland, Hungary, Minnesota and New York. For more information, please visit www.renesolapower.com.

For investor and media inquiries, please contact:

ReneSola Ltd

Mr. Adam Krop

+1 (347) 577-9055 x115

IR.USA@renesolapower.com

The Blueshirt Group

Mr. Yujia Zhai

+1 (860) 214-0809

yujia@blueshirtgroup.com